Exhibit 99.1

For Immediate Release: November 6, 2008

For More Information, Contact:
Thomas C. Leonard, Senior Vice President and Chief Financial Officer
Phone: 603-913-2300
Fax: 603-913-2305

Pennichuck Corporation Announces Third Quarter 2008 Earnings
Record Rainfall Reduced Water Usage for the Quarter

MERRIMACK, NH (November 6, 2008) – Pennichuck Corporation (NASDAQ: PNNW) today announced that net income for its third quarter ended September 30, 2008 was $913,000, or $.21 per share (basic), as compared to $1.6 million, or $.38 per share (basic), for the same quarter in 2007. Current year third quarter net income was lower due principally to an approximately $1.1 million decrease in water utility operating revenues attributable to record rainfall levels during the quarter. This was offset, in part, by lower eminent domain costs and lower income tax expense, net of higher utility operating expenses and higher interest expense.

Rainfall levels in southern New Hampshire during the third quarter of 2008 set a new record of 25 inches compared to the prior record of 20 inches in 1991 and the long term average of 10 inches for this three month period. Furthermore, this year’s third quarter rainfall was spread relatively evenly over each of the three months in the quarter, further impacting customers’ summer irrigation and other outdoor usage. Consolidated revenues for the third quarter of 2008 were $8.4 million, as compared to $9.4 million for the same quarter in 2007.

For the nine months ended September 30, 2008, net income was $4.2 million, or $.99 per share (basic), compared with net income of $3.1 million, or $.74 per share (basic), for the nine months ended September 30, 2007. The increase in 2008 year-to-date net income was due principally to the combined effects of a non-operating after-tax gain of approximately $2.3 million from the sale of the Company’s interests in three commercial office buildings in Merrimack, New Hampshire, higher utility operating revenues and lower eminent domain costs. Partially offsetting these positive factors were a 2007 non-operating after-tax gain of approximately $749,000 from the sale of eight cell tower leases and higher costs in 2008 in the areas of utility operating expenses and interest expense. Year-to-date water utility operating revenues increased $434,000 due to the combined effects of rate increases for Pennichuck Water and Pennichuck East since the first quarter of 2007 and, to a lesser extent, customer growth, net of a decline in water usage volumes that resulted from the record rainfall levels in the third quarter of this year. Consolidated revenues for the nine months ended September 30, 2008 were $23.1 million, as compared to $22.5 million for the same period in 2007.

In May of this year, the Company’s Pittsfield Aqueduct utility subsidiary filed for rate relief with the New Hampshire Public Utilities Commission (“NHPUC”) to recover increased operating expenses and to obtain recovery of and a return on capital improvements principally benefitting water systems acquired in mid-2006. Pittsfield Aqueduct requested an overall increase in rates that, if approved in its entirety, would result in an annual increase in revenues of approximately $1.2 million effective for service rendered from and after June 6, 2008. As part of its filing, Pittsfield Aqueduct has requested a temporary rate increase totaling $718,000 per annum with the same service rendered effective date.

In June of this year, Pennichuck Water filed for rate relief with the NHPUC to recover increased operating expenses and to obtain recovery of and a return on capital improvements principally for the ongoing major upgrade to its water treatment plant, the replacement of a 5.5 million gallon water tank, the installation of radio meter reading equipment, and the replacement of aging infrastructure. Pennichuck Water requested an overall increase in rates that, if approved in its entirety, would result in an annual increase in revenues of approximately $5.1 million. Included in the $5.1 million are two proposed step increases that, if approved, would increase annual revenues by approximately $1.9 million. As part of its filing, Pennichuck Water has requested a temporary rate increase totaling approximately $2.4 million per annum effective for service rendered from and after July 28, 2008.

No revenues from either of these two 2008 rate relief filings have been included in third quarter 2008 results and no assurance can be given as to the final outcome of any rate increase filing until final order by the NHPUC.

The Company is continuing to pursue the current Pennichuck Water rate case despite the July 2008 order from the NHPUC that, subject to certain conditions, the taking of the operating assets of Pennichuck Water by the City of Nashua is in the public interest and that the price to be paid for such assets is $203 million (the “Eminent Domain Order”). The Company and the City have filed motions for rehearing before the NHPUC and, if necessary, the Company will consider an appeal to the New Hampshire Supreme Court. The Company remains opposed to an eminent domain taking of the operating assets of Pennichuck Water pursuant to the terms of the Eminent Domain Order.

Commenting on the results for the third quarter of 2008, Duane C. Montopoli, Pennichuck’s President and Chief Executive Officer, said, “While we are disappointed with Pennichuck’s third quarter results, it should be recognized that the earnings decline was largely attributable to rainfall levels that were the highest on record, and we’ve been keeping such data since the late 1800s. Our water utility operating costs are predominately fixed in nature and so a drop in water usage volumes means a revenue decrease that almost entirely goes to the pre-tax bottom line. We look forward to more normal weather patterns, continued diligent management of our business, and the completion of the two rate cases we presently have before the NHPUC.”

Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company’s real estate operations are involved in the ownership, management and commercialization of real estate in southern New Hampshire.

Pennichuck Corporation’s common stock trades on the Nasdaq Global Market under the symbol “PNNW.”

This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the timing and results of a rehearing before the New Hampshire Public Utilities Commission regarding its recent eminent domain order (the “Eminent Domain Order”) in favor of the City of Nashua, New Hampshire; the timing and results of a possible appeal to the New Hampshire Supreme Court regarding the Eminent Domain Order; the impact of an eminent domain taking by Nashua on business operations and net assets; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; the availability and cost of capital, including the impact on our borrowing costs of changes in interest rates; and, the impact of weather. Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statement.

Pennichuck Corporation
Comparative Financial Results

Quarter Ended September 30:	2008	2007
Consolidated Revenues	$8,440,000	$9,359,000
Operating Income	$2,455,000	$3,800,000
Net Income	$913,000	$1,613,000
Earnings Per Share:
Basic	$0.21	$0.38
Diluted	$0.21	$0.38
Average Shares Outstanding:
Basic	4,243,987	4,222,996
Diluted	4,266,333	4,274,180

Nine Months Ended September 30:	2008	2007
Consolidated Revenues	$23,122,000	$22,478,000
Operating Income	$5,507,000	$6,287,000
Net Income	$4,195,000	$3,124,000
Earnings Per Share:
Basic	$0.99	$0.74
Diluted	$0.98	$0.73
Average Shares Outstanding:
Basic	4,236,880	4,220,578
Diluted	4,268,176	4,265,823

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